FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM Channels Integrates with Social Relationship Platform Hootsuite	2.

Document 1

  NEWS RELEASE
September 16, 2014

FOR IMMEDIATE RELEASE

BBM Channels Integrates with Social Relationship Platform Hootsuite

Integration enables Hootsuite users to create, moderate and engage with Channel followers

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that BBM™ Channels can be managed with Hootsuite,  allowing social media teams to engage with their Channel followers directly from the Hootsuite dashboard. Hootsuite is the world’s most widely used social relationship platform for businesses and organizations to collaboratively execute campaigns across social networks from one secure, Web-based dashboard.

The integration will allow Hootsuite owners to incorporate BBM Channels into their social strategy, leveraging a mobile and highly engaged audience. All users across Hootsuite’s Free, Pro and Enterprise tiers are able to manage their BBM Channels. For social media practitioners, community managers and digital marketers, Hootsuite makes it easy to incorporate content from other owned social media channels into their promotional strategies on BBM.

“Managing a brand’s social media presence is a juggling act. Marketers need tools that can help them automate and streamline the management of content across multiple platforms,” said Matthew Talbot, Senior Vice President, Emerging Solutions at BlackBerry. “With Hootsuite, we’ve made it as simple as clicking a button to share posts on BBM Channels to other social media sites like Facebook, Twitter, LinkedIn and Google+ and vice-versa.”

The owner of a BBM Channel can engage directly with their subscribers from the Hootsuite dashboard — posting messages, sharing pictures, sparking discussions, moderating and responding to posts, and sharing and promoting other brand-related content. As the community interacts with the content, the dashboard provides real-time analytics to the Channel owner that measure and report users’ activity. This not only saves marketers time, it helps them be more strategic with their social media engagement.

“With the undeniable popularity of messaging apps, brands are looking for ways to join the conversation,” said Greg Gunn, Vice President, Business Development, Hootsuite. “Our collaboration with BlackBerry on the BBM Channels App will empower users to leverage social strategies in real-time across multiple platforms, straight from the Hootsuite dashboard.”

“Both social media and messaging channels have been a powerful tool for FC Barcelona to engage with our large active global fan base. By bringing together Hootsuite and BBM Channels, FC Barcelona now has a way to bring their Channels content into their social media workflow to expand the reach of brand and user-generated content. The ability to be more social as an organization is integral for our success, and we expect nothing less,”
said Dídac Lee, FC Barcelona Board Member, Technology Area Director.

Get started with the integration today, sign up for Hootsuite here.

For more information visit the Inside BlackBerry and Hootsuite Blog.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About Hootsuite
Hootsuite is the world’s most widely used social media relationship platform. More than 10 million users, including 744 of the Fortune 1000 companies, trust Hootsuite to manage their social media programs across multiple social networks from one integrated dashboard.  Learn more about how Hootsuite is revolutionizing communication at Hootsuite.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 16, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer